Exhibit 99.1

24-8764 Fresenius Medical Register VIF Proof 2 Annual General Meeting of Fresenius Medical Care AG Date: May 16, 2024 See Instructions On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual General Meeting of Fresenius Medical Care AG to be held May 16, 2024 For ADR Holders of Record as of March 28, 2024 All votes must be received prior to 12:00 p.m. New York City Time May 9, 2024 (the “Cutoff Date”). Copyright © 2024 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain Agenda 1. Presentation of the adopted annual financial statements and the approved consolidated financial statements, the management reports for Fresenius Medical Care AG and the group, the explanatory report by the Management Board on the information pursuant to sec. 289a, 315a of the German Commercial Code (Handelsgesetzbuch) and the report by the Supervisory Board of Fresenius Medical Care AG for fiscal year 2023 2. Resolution on the allocation of distributable profit 3. Resolution on the approval of the actions of the former General Partner Fresenius Medical Care Management AG for fiscal year 2023 4. Resolution on the approval of the actions of the members of the Management Board of Fresenius Medical Care AG for fiscal year 2023 5. Resolution on the approval of the actions of the members of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2023 6. Resolution on the approval of the actions of the members of the Supervisory Board of Fresenius Medical Care AG for fiscal year 2023 7. Election of the auditor and group auditor for fiscal year 2024, the auditor of sustainability reporting for fiscal year 2024 as well as the auditor for the potential review of the half-year financial report for fiscal year 2024 and other interim financial information 8. Resolution on the approval of the compensation report for fiscal year 2023 9. Resolution on the approval of the compensation system for the members of the Management Board 10. Resolution on the remuneration of the members of the Supervisory Board as well as a corresponding amendment of Article 14 of the Articles of Association of the Company 11. Resolution on an amendment of Article 16 (1) of the Articles of Association of the Company (Attendance at the General Meeting and Exercise of the Voting Right) due to an amendment of the German Stock Corporation Act 24-8764 Fresenius Medical Register VIF.indd 1 3/21/2024 1:57:53 PM

24-8764 Fresenius Medical Register VIF Proof 2 FRESENIUS MEDICAL CARE AG Instructions to The Bank of New York Mellon, as Depositary Bank Must be received prior to 12:00 p.m. New York City time on May 9, 2024 (the “Cutoff Date”) The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary Bank, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary Bank as of the close of business on March 28, 2024, at the Annual General Meeting of Shareholders of Fresenius Medical Care AG to be held on May 16, 2024, in respect of the agenda items specified in the invitation to the Annual General Meeting. NOTES: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares, other than in accordance with instructions given by owners and received by the Depositary, save as provided in 3 below. 3. If no instructions are received by the Depositary from an Owner with respect to a matter on or before the Cutoff Date and the Depositary has received a written confirmation from the Company by the business day following the Cutoff Date that (x) the Company reasonably does not know of any substantial opposition to the matter and (y) the matter is not materially adverse to the interests of shareholders, then the Depositary shall deem that Owner to have instructed the Depositary to give a proxy to a person designated by the Company to vote the number of deposited shares represented by that number of American Depositary Shares as to that matter as proposed and therefore recommended by the Company’s Management Board or the Company’s Supervisory Board; or, if no written confirmation has been provided to abstain from voting as to that number of deposited Shares and that matter. In order to protect the environment and better meet the changing user behavior of investors, the Company has decided to reduce the amount of paper used for this event to the extent possible. Therefore, please find below the web link to access the invitation to the Annual General Meeting and the additional documents: https://www.freseniusmedicalcare.com/en/agm/ A printed copy of the invitation to the Annual General Meeting and the additional documents may be obtained from Bank of New York Mellon, as Depositary Bank free of charge upon request. If you do not have access to the internet and would like to obtain a hard copy, please write to: Proxy Services Corp 10 Drew Court - Suite #3 Ronkonkoma, NY 11779 You may also request a hard copy of the materials by calling the toll free number 1-800-555-2470. PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG P.O. Box 8016 CARY, NC 27512-9903 24-8764 Fresenius Medical Register VIF.indd 2 3/21/2024 1:57:53 PM